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                            July 28, 2022

       Marcos Gradin
       Chief Financial Officer
       Loma Negra Compania Industrial Argentina Sociedad Anonima
       Cecilia Grierson 355 , 4th Floor
       Zip Code C1107CPG     Ciudad Aut  noma de Buenos Aires
       Republic of Argentina

                                                        Re: Loma Negra Compania
Industrial Argentina Sociedad Anonima
                                                            Form 20-F for the
year ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 1-38262

       Dear Mr. Gradin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the year ended December 31, 2021

       Item 4. Information on the Company
       Business Overview, page 31

   1. We note you own significant limestone reserves supporting your vertically-integrated concrete and cement
business. Please file technical report summaries for your material resource/reserve
properties that conforms to Item 601(b)(96) of Regulation S-K as required by Item
1302(b).
 Marcos Gradin
FirstName  LastNameMarcos  Gradin
Loma Negra   Compania Industrial Argentina Sociedad Anonima
Comapany
July       NameLoma Negra Compania Industrial Argentina Sociedad Anonima
     28, 2022
July 28,
Page  2 2022 Page 2
FirstName LastName
Our Production Facilities, page 49

2. We note your production facility overview in this section. Summary disclosure includes the separate disclosure of all properties, which includes both your material and non-
         material properties pursuant to Item 1303(a) of Regulation S-K. Please revise this section of your filing to include all the required information under Item 1303(b) of Regulation S-
         K for all your properties.
Investments, page 54

3. We note your individual property disclosure for your material properties is missing from your filing. Please modify your filing to comply with See Item 1304(b) of Regulation S-
         K.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 74

4. Given the significance of energy costs on your results of operation, please revise future disclosures to quantify the impact that fluctuating energy costs had on your cost of sales separately from the volume impacts. Additionally, to the extent that you experience materially fluctuating freight costs, please enhance future disclosures to provide information to allow a reader to understand the impact changes in freight costs had versus increased volumes.
D. Trend Information, page 86

5. Your risk factor disclosure on page 15 discusses the expectation of higher energy and freight prices and the potential for energy shortages. In future filings, please discuss whether these concerns materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Please discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Finally, please explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Marcos Gradin
Loma Negra Compania Industrial Argentina Sociedad Anonima
July 28, 2022
Page 3

      If you have questions regarding mining comments, please contact Ken Schuler, Mine
Engineer at (202) 551-3718 or Craig Arakawa at (202) 551-3650. You may contact Mindy
Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 with any other questions.



FirstName LastNameMarcos Gradin                     Sincerely,
Comapany NameLoma Negra Compania Industrial Argentina Sociedad Anonima
                                                    Division of Corporation
Finance
July 28, 2022 Page 3                                Office of Manufacturing
FirstName LastName